As filed with the Securities and Exchange Commission on May 19, 2020
File No. 333-237459

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. ___
Post-Effective Amendment No. 2
HARBOR FUNDS
(Exact name of Registrant as Specified in Charter)

111 South Wacker Drive, 34th Floor, Chicago, Illinois 60606
(Address of Principal Executive Offices)
(312) 443-4400
(Registrant’s Telephone Number, including Area Code)

ERIK D. OJALA, ESQ. Harbor Funds 111 South Wacker Drive – 34th Floor Chicago, Illinois 60606	CHRISTOPHER P. HARVEY, ESQ. Dechert LLP One International Place – 40th Floor 100 Oliver Street Boston, Massachusetts 02110
(Name and address of Agents for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.
It is proposed that this filing will become effective immediately pursuant to Rule 485(b) under the Securities Act of 1933, as amended.
No filing fee is required because an indefinite number of shares have been previously registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith in reliance upon Section 24(f).
Title of Securities Being Registered: Retirement Class, Institutional Class, Administrative Class and Investor Class shares of Harbor Small Cap Growth Fund.

Item 15. Indemnification

Harbor Funds maintains directors and officers insurance that, subject to the terms, conditions and deductibles of the policy, covers Trustees and officers of Harbor Funds while acting in their capacities as such. The issuer of the policy is the Chubb Custom Insurance Company, Chubb Group of Insurance Companies.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to Trustees, officers and controlling persons of Harbor Funds pursuant to the foregoing provisions, or otherwise, Harbor Funds has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by Harbor Funds of expenses incurred or paid by a Trustee, officer or controlling person of Harbor Funds in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, Harbor Funds will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

1)	(a) Amended and Restated Agreement and Declaration of Trust dated December 16, 2016, filed with Post-Effective Amendment No. 131 on October 30, 2017

(b) Establishment and Designation of Series of Shares of Beneficial Interest, $.01 Par Value Per Share dated August 19, 2020, filed with Post-Effective Amendment No. 152 on September 12, 2019

2)	Amended and Restated By-Laws dated December 16, 2016, filed with Post-Effective Amendment No. 128 on May 11, 2017
3)	None
4)	Agreement and Plan of Reorganization; included in the Information Statement/Prospectus set forth in Part A to the Registration Statement on Form N-14, filed with Post-Effective No. 1 on April 29, 2020
5)	(a) Article VI of the Amended and Restated Agreement and Declaration of Trust dated December 16, 2016, filed with Post-Effective Amendment No. 131 on October 30, 2017

(b) Article III of the Amended and Restated By-Laws dated December 16, 2016, filed with Post-Effective Amendment No. 128 on May 11, 2017

(1)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Capital Appreciation Fund – dated July 1, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013

(2)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Jennison Associates LLC – Harbor Capital Appreciation Fund – dated July 1, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013

(3)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Large Cap Value Fund – dated March 1, 2020, filed with Post-Effective Amendment No. 160 on February 25, 2020

(4)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Aristotle Capital Management, LLC – Harbor Large Cap Value Fund – dated March 1, 2020, filed with Post-Effective Amendment No. 160 on February 25, 2020

(5)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Mid Cap Fund – dated December 1, 2019, filed with Post-Effective Amendment No. 151 on September 5, 2019
(6)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and EARNEST Partners LLC – Harbor Mid Cap Fund – dated December 1, 2019, filed with Post-Effective Amendment No. 151 on September 5, 2019

(7)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Mid Cap Growth Fund – dated July 1, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013
(8)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Wellington Management Company LLP – Harbor Mid Cap Growth Fund – dated July 1, 2019, filed with Post-Effective Amendment No. 151 on September 5, 2019

(9)

Novation Agreement between the Registrant and Harbor Capital Advisors, Inc. and Wellington Management Company LLP – Harbor Mid Cap Growth Fund – dated December 1, 2014, filed with Post-Effective Amendment No. 146 on March 12, 2019

(10)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Mid Cap Value Fund – dated July 1, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013
(11)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and LSV Capital Management – Harbor Mid Cap Value Fund – dated October 1, 2019, filed with Post-Effective Amendment No. 152 on September 12, 2019

(12)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Small Cap Growth Fund – dated July 1, 2013; filed with Post-Effective Amendment No. 101 on August 15, 2013

(13)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Westfield Capital Management Company, L. P. – Harbor Small Cap Growth Fund – dated July 1, 2013; filed with Post-Effective Amendment No. 101 on August 15, 2013

(14)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Small Cap Value Fund – dated July 23, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013

(15)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and EARNEST Partners LLC – Harbor Small Cap Value Fund – dated July 1, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013

(16)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Strategic Growth Fund – dated March 1, 2017, filed with Post-Effective Amendment No. 124 on December 16, 2016

(17)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Mar Vista Investment Partners, LLC - Harbor Strategic Growth Fund – dated March 6, 2017, filed with Post-Effective Amendment No. 124 on December 16, 2016

(18)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Robeco Series – dated December 1, 2019, filed with Post-Effective Amendment No. 152 on September 12, 2019

(19)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Robeco Institutional Asset Management US Inc. – Harbor Robeco Series – dated December 1, 2019, filed with Post-Effective Amendment No. 152 on September 12, 2019

(20)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Diversified International All Cap Fund – dated November 1, 2015, filed with Post-Effective Amendment No. 116 on October 29, 2015

(21)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Marathon Asset Management LLP - Harbor Diversified International All Cap Fund – dated August 22, 2018, filed with Post-Effective Amendment No 144 on December 10, 2018

(22)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Emerging Markets Equity Fund – dated November 1, 2013, filed with Post-Effective Amendment No. 102 on October 29, 2013

(23)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Oaktree Capital Management, L.P. – Harbor Emerging Markets Equity Fund – dated September 30, 2019, filed with Post-Effective Amendment No. 160 on February 25, 2020

(24)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Focused International Fund – dated June 1, 2019, filed with Post-Effective Amendment No 146 on March 12, 2019

(25)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Comgest Asset Management International Limited – Harbor Focused International Fund – dated June 1, 2019, filed with Post-Effective Amendment No. 146 on March 12, 2019

(26)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Global Leaders Fund (f/k/a Harbor Global Growth Fund) – dated March 1, 2014, filed with Post-Effective Amendment No. 113 on February 26, 2015

(27)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Sands Capital Management, LLC – Harbor Global Leaders Fund – dated October 1, 2019, filed with Post-Effective Amendment No. 152 on September 12, 2019

(28)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor International Fund – dated July 1, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013
(29)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Marathon Asset Management LLP – Harbor International Fund – dated August 22, 2018, filed with Post-Effective Amendment No. 144 on December 10, 2018

(30)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor International Growth Fund – dated July 1, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013

(31)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Baillie Gifford Overseas Limited – Harbor International Growth Fund – dated March 1, 2020, filed with Post-Effective Amendment No. 160 on February 25, 2020

(32)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor International Small Cap Fund – dated February 1, 2016, filed with Post-Effective Amendment No. 120 on January 28, 2016

(33)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Cedar Street Asset Management LLC - Harbor International Small Cap Fund – dated May 23, 2019, filed with Post-Effective Amendment No. 151 on September 5, 2019

(34)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Overseas Fund – dated March 1, 2019, filed with Post-Effective Amendment No. 144 on December 10, 2018
(35)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Acadian Asset Management LLC – Harbor Overseas Fund – dated October 1, 2019, filed with Post-Effective Amendment No. 152 on September 12, 2019

(36)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Bond Fund – dated July 1, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013
(37)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Pacific Management Investment Company LLC – Harbor Bond Fund – dated July 1, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013

(38)

Amendment to Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Pacific Management Investment Company LLC – Harbor Bond Fund – dated October 1, 2019, filed with Post-Effective Amendment No. 152 on September 12, 2019

(39)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Convertible Securities Fund – dated July 1, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013

(40)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Shenkman Capital Management, Inc. – Harbor Convertible Securities Fund – dated October 1, 2019, filed with Post-Effective Amendment No. 152 on September 12, 2019

(41)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Core Bond Fund – dated June 1, 2018, filed with Post-Effective Amendment No. 134 on March 14, 2018
(42)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Income Research + Management – Harbor Core Bond Fund – dated June 1, 2018, filed with Post-Effective Amendment No. 134 on March 14, 2018

(43)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor High-Yield Bond Fund – dated July 1, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013

(44)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Shenkman Capital Management, Inc. – Harbor High-Yield Bond Fund – dated

October 1, 2019, filed with Post-Effective Amendment No. 152 on September 12, 2019
(45)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. - Harbor High-Yield Opportunities Fund - dated November 1, 2017, filed with Post-Effective Amendment No. 130 on August 17, 2017

(46)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and Crescent Capital Group LP - Harbor High-Yield Opportunities Fund - dated November 1, 2017, filed with Post-Effective Amendment No. 130 on August 17, 2017

(47)	Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Money Market Fund – dated July 1, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013
(48)

Subadvisory Agreement between the Registrant, Harbor Capital Advisors, Inc. and BNP Paribas Asset Management USA, Inc. (f/k/a Fisher, Francis, Trees and Watts, Inc.) – Harbor Money Market Fund – dated July 1, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013

(49)

Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Target Retirement Funds – dated July 1, 2013, filed with Post-Effective Amendment No. 101 on August 15, 2013

(50)

Amendment to Investment Advisory Agreement between the Registrant and Harbor Capital Advisors, Inc. – Harbor Target Retirement Funds – dated November 1, 2019, filed with Post-Effective Amendment No. 150 on August 15, 2019

(51)

Contractual Expense Limitation between the Registrant on behalf of certain series and Harbor Capital Advisors, Inc. – dated March 1, 2020, filed with Post-Effective Amendment No. 160 on February 25, 2020

(52)

Contractual Advisory Fee Waiver between the Registrant on behalf of certain series and Harbor Capital Advisors, Inc. – dated March 1, 2020, filed with Post-Effective Amendment No. 160 on February 25, 2020

7)	(a) Distribution Agreement between Registrant and Harbor Funds Distributors, Inc. dated July 1, 2013, filed with Post-Effective Amendment No. 128 on May 11, 2017

(b) Amendment to Distribution Agreement between Registrant and Harbor Funds Distributors, Inc. dated December 1, 2019, filed with Post-Effective Amendment No. 152 on September 12, 2019

8)	None
9)	Custodian Agreement between the Registrant and State Street Bank and Trust Company dated November 19, 1986, filed with Post-Effective Amendment No. 24 on February 26, 1998
10)	(a) Administrative Class Shares Distribution Plan adopted August 31, 2011; filed with Post-Effective Amendment No. 96 on February 27, 2012

(b) Investor Class Shares Distribution Plan adopted August 31, 2011; filed with Post-Effective Amendment No. 96 on February 27, 2012

(c) Multiple Class Plan pursuant to Rule 18f-3 dated August 7, 2017, filed with Post-Effective Amendment No. 130 on August 17, 2017

11)	Legal Opinion of General Counsel – filed with Post-Effective Amendment No. 1 on April 29, 2020
12)	Legal Opinion of Dechert LLP as to tax matters – filed herewith
13)

(a) Transfer Agency and Service Agreement between the Registrant and Harbor Services Group, Inc. (f/k/a Harbor Transfer, Inc.) dated June 7, 2001, filed with Post-Effective Amendment No. 32 on April 20, 2001

(b) Transfer Agency and Service Agreement Fee Schedule - dated December 1, 2019 – filed with Post-Effective Amendment No. 1 on April 29, 2020

14)	(a) Consent of Independent Public Accounting Firm – filed with Post-Effective Amendment No. 1 on April 29, 2020

(b) Consent of Dechert LLP – filed with Post-Effective Amendment No. 1 on April 29, 2020

15)	None
16)	Power of Attorney dated February 17, 2020 – filed herewith
17)

(a) Statement of Additional Information for Harbor Small Cap Growth Opportunities Fund and Harbor Small Cap Growth Fund dated March 1, 2020, filed with Post-Effective Amendment No. 160 on February 25, 2020

(b)	Annual Report to Shareholders for Harbor Small Cap Growth Opportunities Fund and Harbor Small Cap Growth Fund for the fiscal year ended October 31, 2019, filed on Form N-CSR on January 3, 2020

Item 17. Undertakings

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The undersigned registrant agrees that every prospectus that is filed under the paragraph above will be filed as a part of any amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Chicago and the State of Illinois, on May 19, 2020.
Harbor Funds
By: /s/ Charles F. McCain

Charles F. McCain
President and Trustee
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the dates indicated.
Signatures	Title	Date
/s/ Charles F. McCain Charles F. McCain	President and Trustee (Principal Executive Officer)	May 19, 2020
/s/ Anmarie S. Kolinski Anmarie S. Kolinski	Treasurer (Principal Financial and Accounting Officer)	May 19, 2020
/s/ Scott M. Amero* Scott M. Amero	Trustee	May 19, 2020
/s/ Donna J. Dean* Donna J. Dean	Trustee	May 19, 2020
/s/ Joseph L. Dowling, III* Joseph L. Dowling, III	Trustee	May 19, 2020
/s/ Randall A. Hack* Randall A. Hack	Trustee	May 19, 2020
/s/ Robert Kasdin* Robert Kasdin	Trustee	May 19, 2020
/s/ Kathryn L. Quirk* Kathryn L. Quirk	Trustee	May 19, 2020
/s/ Douglas J. Skinner* Douglas J. Skinner	Trustee	May 19, 2020
/s/ Ann M. Spruill* Ann M. Spruill	Trustee	May 19, 2020
By* /s/ Charles F. McCain

    Charles F. McCain
    As Attorney-in-Fact
    Dated: May 19, 2020
* Pursuant to Powers of Attorney previously filed as Exhibit 16 to the Trust’s Registration Statement on Form N-14 on March 30, 2020.